PRINCETON SATELLITE SYSTEMS CF SPV LLC
FINANCIAL STATEMENTS
For the Period from Formation (June 30, 2022)
Through August 9, 2022

Unaudited

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors

Princeton Satellite Systems CF SPV LLC

Plainsboro, NJ 08536

We have reviewed the accompanying financial statements of Princeton Satellite Systems CF SPV LLC (A Limited Liability Company), which comprise the balance sheet as of August 9, 2022, and the related statements of income, changes in owner's equity and cash flows for the period from formation (June 30, 2022) through August 9, 2022, and the notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Princeton Satellite Systems CF SPV LLC. and to meet other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernest L. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

August 11, 2022

PRINCETON SATELLITE SYATEMS CF SPV LLC
Balance Sheet
As of August 9, 2022

		8/9/2022
ASSETS		
Cash	$	-
Total Current Assets	$	-
Non-current assets		-
Total Non-current Assets	$	-
TOTAL ASSETS	$	-
LIABILITIES		
Current Liabilities	$	
Total Current Liabilities	$	-
Non-current Liabilities	$	-
Total Non-current Liabilities	$	-
TOTAL LIABILITIES	$	-
OWNER'S EQUITY		
Additional Paid-in Capital		-
Retained Earnings		-
TOTAL EQUITY	$	-
TOTAL LIABILITIES AND OWNER'S EQUITY	$	-

See accompanying notes and accountant's review report

PRINCETON SATELLITE SYATEMS CF SPV LLC
Statement of Changes in Owner's Equity
For the Period From Formation
(June 30, 2022) through August 9, 2022

	6/30/2022 - 8/9/2022
OWNER'S EQUITY - BEGINNING	
Owner's Equity	$ -
TOTAL	$ -
Subtract:	
Net Income/(Loss)	$ -
TOTAL	$ -
OWNER'S EQUITY - ENDING	$ -

PRINCETON SATELLITE SYATEMS CF SPV LLC
Income Statement
For the Period From Formation (June 30, 2022)
through August 9, 2022

	6/30/2022 - 8/9/2022
Revenue	$ -
Net Revenue	$ -
Expenses	$ -
Total Expenses	-
NET INCOME	$ -

PRINCETON SATELLITE SYATEMS CF SPV LLC
Statement of Cash Flows
For the Period From Formation
(June 30, 2022) through August 9, 2022

	6/30/2022 - 8/9/2022
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ -
(Increase) decrease from operating assets	-
Increase (decrease) from operating liabilities	-
Net cash provided by operating activities	$ -
CASH FLOWS FROM INVESTING ACTIVITIES	
	$ -
Net cash provided by investing activities	$ -
CASH FLOWS FROM FINANCING ACTIVITIES	$ -
Net cash used in financing activities	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ -
CASH AND CASH EQUIVALENTS, beginning of year	$ -
CASH AND CASH EQUIVALENTS, end of year	$ -

Interest Paid	$	-
Taxes Paid	$	-

See accompanying notes and accountant's review report

PRINCETON SATELLITE SYSTEMS CF SPV LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Period from Formation (June 30, 2022)
Through August 9, 2022

NOTE A – THE ORGANIZATION AND OPERATIONS

Princeton Satellite Systems CF SPV LLC (the "SPV") was formed as a Delaware limited liability company on June 30, 2022. As of August 9, 2022, the SPV has no operating history, no assets, and no liabilities. The SPV exists for one legal purpose: to facilitate the crowdfunding financing for Princeton Satellite Systems Inc. Princeton Satellite Systems Inc. is the manager of the SPV.

When crowdfunding investors invest in securities of Princeton Satellite Systems Inc, they will not actually hold the purchased securities. The SPV will hold the securities, and the crowdfunding investors will become members of the SPV.

The role of the SPV is to ensure the crowdfunding investors' economic rights are protected. Princeton Satellite Systems Inc., as manager of the SPV, has a fiduciary duty to ensure that the SPV is managed in such a way that the crowdfunding investors' rights are protected.

NOTE J - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 11, 2022, the date that the financial statements are available to be issued.